Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



The following is a newsletter provided by DirecTV to its dealers:


HUGHES ELECTRONICS TO MERGE WITH ECHOSTAR COMMUNICATIONS
COMBINED COMPANY WILL PROVIDE MEANINGFUL COMPETITOR TO CABLE TV COMPANIES

As you've probably heard by now, Hughes Electronics, parent company of DIRECTV, and EchoStar Communications, the owner of DISH Network, have announced that they plan to merge.

This is great news - not only for DIRECTV and its retail partners, but just as important, for the American consumers who enjoy satellite television.

"DIRECTV has always delivered a state-of-the-art home-entertainment experience, and the proposed merger with EchoStar will help us take that experience to the next level," said Roxanne Austin, DIRECTV president and COO. "There are a limited number of channels we can use to broadcast via the available direct broadcast satellite spectrum, and both companies duplicate hundreds of the same national and local channels.

"By joining forces, the merged company would be able to eliminate redundancy, freeing up hundreds of channels for many more programming choices. We envision a variety of new offerings for consumers - more local channels, for instance, as well as additional high definition television programming, interactive programming, educational and ethnic services."

Working together, DIRECTV and EchoStar's DISH Network will also be able to provide a range of services to bridge the "digital divide," such as high-speed broadband solutions for consumers and businesses. And importantly, those services will be available in rural areas far from the information superhighway
- at competitive prices.

Given the media attention a merger of this scope is bound to attract, we're sure that customers will be asking you questions about our products and services. You should assure them that:

         o DIRECTV IS HERE TO STAY. DIRECTV is the brand that consumers know and love - and that won't change. EchoStar and Hughes have agreed that after the merger, our satellite TV service and related products will continue to bear the DIRECTV brand.

         o THE MERGER SHOULD NOT POSE ANY INCONVENIENCE TO YOUR CUSTOMERS. Current customers may not have to change their equipment at all in order to keep receiving their current services after the merger, but if that should change in the future, we will provide customers with new equipment at no cost and with minimal inconvenience to consumers.

         o NOW IS A GREAT TIME TO PURCHASE A DIRECTV SYSTEM. We offer consumers a wide array of programming, some of it not available on cable, such as NFL Sunday Ticket. We provide a variety of customer incentives right now, including free installation and six months of free Showtime. The merger simply enables us to offer an even better home-entertainment experience.

It will likely take up to a year to obtain the necessary approvals from shareholders and government agencies. In the meantime, it's critical that we continue our full-court press to meet our business goals, and to provide the highest levels of customer satisfaction, before and after this merger closes.

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and


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
synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking.






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